UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of May 2022
Commission File Number: 001-38547

Autolus Therapeutics plc
(Translation of registrant’s name into English)

The MediaWorks
191 Wood Lane
London W12 7FP
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
x  Form 20-F    ☐  Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

The Company’s Unaudited Condensed Consolidated Interim Financial Statements for the Three Months Ended March 31, 2022, included as Exhibit 99.1 of this Report on Form 6-K (the “Report”) and the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2022, included as Exhibit 99.2 of this Report, and the updated taxation disclosure included as Exhibit 99.3 of this Report shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-226457), Form F-3 (File No. 333-232690), Form F-3 (File No. 333-258556), Form F-3 (File No. 333-264304), and Form F-3 (File No. 333-264650) of Autolus Therapeutics plc (the "Company") and any related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently furnished.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements are based on the Company’s expectations and assumptions as of the date of this Report. Each of these forward-looking statements involves risks and uncertainties. Actual results may differ materially from those expressed or implied by these forward-looking statements. For a discussion of risk factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this Report, you should refer to the Company’s filings with the U.S. Securities and Exchange Commission (the "SEC"), including the “Risk Factors” sections contained therein. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this Report.

Taxation Update

On April 15, 2022, the Company filed with the SEC a preliminary prospectus as part of a registration statement on Form F-3 (File No. 333-264304) (the “Preliminary Prospectus”). The Preliminary Prospectus contains a updated disclosure regarding material tax consequences to U.S. and U.K. shareholders in the section titled “Taxation,” which is attached hereto as Exhibit 99.3 and incorporated herein by reference. The Company is filing the updated taxation disclosure for the purpose of supplementing and updating the description of material tax consequences to U.S. and U.K. shareholders and contained in the Company’s prior public filings with the SEC, including those discussed under the heading “Item 10.E. Taxation” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 10, 2022. The updated disclosures are filed herewith as Exhibit 99.3 and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements for the Three Months Ended March 31, 2022

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2022

99.3	Taxation disclosure included in Autolus’ Preliminary Prospectus dated April 15, 2022 to the Registration Statement on Form F-3 (File No. 333-264304)

101
The following materials from this Report on Form 6-K are formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed Consolidated Statements of Operations and Comprehensive Loss for the Three Months ended March 31, 2022 and 2021 (Unaudited), (ii) Condensed Consolidated Balance Sheets as at March 31, 2022 and December 31, 2021 (Unaudited), (iii) Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Three Months ended March 31, 2022 and 2021 (Unaudited), (iv) Condensed Consolidated Statements of Cash Flows for the Three Months ended March 31, 2022 and 2021 (Unaudited), and (v) Notes to Condensed Consolidated Financial Statements (Unaudited).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date:	May 5, 2022	By:	/s/ Christian Itin
			Name	Christian Itin, Ph.D.
			Title:	Chief Executive Officer